Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

May 25, 2012

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 9, 2012

Form 10-Q for the Quarter Ended March 31, 2012

Filed April 26, 2012

File No. 1-9576

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated May 11, 2012, with respect to the above-referenced Annual Report on Form 10-K and Periodic Report on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2011

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response: In each of the requests below where additional disclosures or other revisions are to be made, the Company has provided an example of the revisions and will include these revisions in future filings.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Estimates, page 43

Goodwill, page 45

2.              Please tell us how you have identified your reporting units. In this regard, we note your reporting units appear to be your reportable segments as identified in Note 18 — Segment Information. Please ensure your response provides us with your analysis of ASC 350-20-35-33 — 35-38 for the identification of your reporting units. Please also refer to ASC 350-20-55-1 — 55-9 for additional guidance when identifying reporting units. To the extent that your reportable segments are your operating segments and you have identified your operating segments as your reporting units, please address each of the following:

•                  Tell us how the “segment managers” of your operating segments manage their respective segments. Specifically, tell us the types of information /  reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.

•                  If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e. component level) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in ASC 805-10-55-4 through 55-9 and ASC 810-10-55-10 through 55-15.

•                  If you believe each of the components for each of your operating segments can be aggregated to the operating segment level, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level.

•                  Please provide us with an organizational chart that includes the level of personnel below your “segment managers” of your operating segments, whether it is at the business line, geographic, or some other level.

Response: The Company identifies its reporting units by considering the following guidance from ASC 350-20-35-33 through 35-36:

35-33                The provisions of Topic 280 shall be used to determine the reporting units of an entity.

35-34                A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discreet financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.  Subtopic 805-10 includes guidance on determining whether as asset group constitutes a business.  Throughout the remainder of this Section, the term business also includes a nonprofit activity.

35-35                However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

35-36                An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

The Company assesses whether it is appropriate to aggregate two or more components of an operating segment into one reporting unit.  ASC 350-20-55-7 states four specific factors that should be considered in determining whether components have similar economic characteristics, in addition to all of the factors outlined in ASC 280-10-50-11. ASC 350-20-55-7 states that every factor need not be met in order for two components to be considered economically similar and that the determination need not be limited to the factors in ASC 280-10-50-11.  In addition, ASC 350-20-55-6 states that the determination of whether there are similar economic characteristics between two or more components should be based more on the qualitative factors as opposed to the quantitative factors.  The factors stated in these two standards are as follows:

ASC 280-10-50-11

a.              The nature of the products and services

b.              The nature of the production processes

c.               The type of class of customer for their products and services

d.              The methods used to distribute their products or provide their services

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

ASC 350-20-55-7

a.              The manner in which an entity operates its business and the nature of those operations

b.              Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically independent)

c.               The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.              Whether the components support and benefit from common research and development projects.

The following is the analysis performed to determine the reporting units of the Company.

The Company has one product line - glass containers.  The glass container operations have historically been and continue to be managed and evaluated by geographic regions.  The current geographic regions and operating segments are: (1) Europe, (2) North America, (3) South America, and (4) Asia Pacific (which are also the reportable segments).  Each geographic region has a distinct and separate president (segment manager) who reports directly to the Chief Executive Officer, who is the chief operating decision maker for the Company.  The regional presidents’ direct reports include various functional roles, including integrated operations, strategy, production planning, sales and marketing, finance and human resources, which oversee these functions for the region as a whole.  Although certain of the Company’s regional presidents also have geographical direct reports, the key management decisions related to pricing, manufacturing operations, strategy and production capacity are made on a centralized basis in each region.  The Company maintains discrete financial and operating information for each of these regions, which each president reviews on a regular basis.

Europe — The components of the Europe segment are the individual countries.  Financial information is available for each country, but this information is not used to manage the operations and is not reviewed regularly by the segment manager. Limited cost information by plant is reviewed by the segment manager on a regular basis, but this is done only to assess plant operating efficiencies.  The segment manager regularly reviews financial information and operating results only for the segment as a whole.  The Europe segment is managed in a centralized fashion, with all operating decisions about production planning, procurement, logistics, customer sourcing, development and maintenance being made at the regional headquarters.  Because the segment manager does not review the operating results of the individual countries and manages the segment at the segment level only, the Company has determined that none of the components of the Europe segment meet the definition of a reporting unit.  Accordingly, the Europe segment is deemed to be the reporting unit.

North America — The components of the North America segment are the individual glass manufacturing plants. The Company views its North America segment as one expanded manufacturing facility and makes all operating decisions, such as production planning, procurement, logistics, customer sourcing, development and maintenance, centrally at the segment level.  Limited cost information by plant is reviewed by the segment manager on a regular basis, but this is done only to assess plant operating efficiencies.  The segment manager regularly reviews financial information and operating results only for the segment as a whole.  Because the segment manager does not review the operating results of the individual plants and manages the segment at the segment level only, the Company has determined that none of the components of the North America segment meets the definition of a reporting unit.  Accordingly, the Company has determined that the North America segment is the reporting unit.

South America — The components of the South America segment are the individual countries.  Each country constitutes a business for which discreet financial information is available and for which the operating results are regularly reviewed by the segment manager.  Each country has a separate general manager who reports to the segment manager and is responsible for the operating results of that country.  The Company then assessed the similarity of the economic characteristics of each country to determine if it is appropriate to aggregate the countries into one reporting unit.

The nature of the products, services and production processes are the same for each country within the segment. The methods used to distribute the products and the class of customers are the same as well, as each country provides glass containers primarily to customers in the food, wine and beer industries. The manner in which each country operates as well as the nature of the operations are uniform throughout the region. Each of the countries benefits from shared engineering resources at the regional level. Customers in one country are regularly serviced with operations of another country within the South America segment. Certain functions, such as management, finance, information technology, human resources, strategy and technical assistance, are managed at the segment level for the entire region. These factors, taken as a whole, indicate that the components of the South America segment are economically similar, and should be aggregated into one reporting unit.

Asia Pacific — The components of the Asia Pacific segment are the individual countries.  Each country constitutes a business for which discreet financial information is available and for which the operating results are regularly reviewed by the segment manager.  Each country has a separate general manager who reports to the segment manager and is responsible for the operating results of that country. The Company then assessed the similarity of the economic characteristics of each country to determine if it is appropriate to aggregate the countries into one reporting unit.

The nature of the products, services and production processes are the same for each country within the segment. The methods used to distribute products and the class of customers are the same as well, as each country provides glass containers primarily to customers in the food, wine and beer industries. The manner in which each country operates as well as the nature of the operations are uniform throughout the region. Each of the countries benefits from shared engineering resources at the regional level.  Customers in one country are regularly serviced with operations of another country within the Asia Pacific segment and current business and strategic plans for Asia Pacific include more activity of this nature. This low-cost sourcing strategy is becoming more prevalent in the region to focus on operating efficiencies and to improve the profitability of the region as a whole. Certain functions, such as management, finance, information technology, human resources, strategy and technical assistance, are managed at a segment level for the entire region. These factors, taken as a whole, indicate that the components of the Asia Pacific segment are economically similar, and should be aggregated into one reporting unit.

As requested, the organizational charts of the Company, including the level of personnel below segment manager, are provided as attachments to this letter.

Item 8 — Financial Statements and Supplementary Data, page 51

Note 1 — Significant Accounting Policies, page 59

Goodwill, page 60

3.              You disclose that goodwill represents the excess of cost over fair value of assets of businesses acquired. Please revise your disclosure to clarify that goodwill represents the excess of cost over fair value of net assets of businesses acquired.

Response:  In future filings, the Company will revise the disclosures to read “Goodwill represents the excess of cost over fair value of net assets of businesses acquired.”

Form 10-Q for the Quarter Ended March 31, 2012

General

4.              Please address the above comments in your interim filings as well, as applicable.

Response:  As applicable, the Company will revise interim filings to reflect the changes noted above.

Item 1 — Financial Statements, page 1

Note 15 — Financial Information for Subsidiary Guarantors and Non-Guarantors, page 23

5.              You disclose that each of the guarantor subsidiaries is wholly-owned by you. Please confirm, and revise your disclosure if true, that all the guarantor subsidiaries are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.”

Response:  The Company will revise future interim filings to appropriately disclose that “The Guarantor Subsidiaries are 100% owned direct and indirect subsidiaries of the Company.”

*                                         *                                         *                                         *                                         *                                         *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer

Attachments:

Organizational Charts

O-I Executive Leadership President O-I Europe Senior Vice President Chief Financial Officer President O-I North America Chairman & CEO Senior Vice President Chief Human Resources Officer President O-I South America Senior Vice President Strategic Planning & General Counsel President O-I Asia Pacific Vice President Chief Process Improvement Officer President O-I China Vice President Chief Technology Officer Senior Vice President Chief Commercial Officer Senior Vice President Integrated Supply Chain The President of O-I Asia Pacific has overall responsibility for regional management, including capital allocation, intra-regional customer sourcing, financial oversight and shared services (finance, IT, engineering, etc.). The President of O-I China, as chief operating officer in that country, takes direction from the CEO on emerging market strategy. (b) (a)

O-I Europe Vice President Integrated Operations Director Strategy Director Capacity & Production Planning President O-I Europe Vice President Sales & Marketing Vice President Finance Vice President Human Resources

O-I North America Vice President Integrated Operations Vice President Strategy Vice President Capacity & Production Planning President O-I North America Vice President Sales & Marketing Vice President Finance Vice President Human Resources

O-I South America General Manager Ecuador General Manager Peru General Manager Colombia General Manager Brazil President O-I South America General Manager Argentina Vice President Sales & Marketing Director Strategy Vice President Integrated Operations Vice President Finance Vice President Human Resources Vice President Tableware

O-I Asia Pacific Vice President Integrated Operations O-I Oceania Vice President Strategy Vice President Capacity & Production Planning President O-I Asia Pacific & Oceania Vice President Sales & Marketing O-I Oceania Vice President Finance Vice President Human Resources O-I Oceania General Manager O-I Australia General Manager O-I Indonesia General Manager O-I New Zealand President O-I China O-I Oceania